Exhibit 99.1

Interxion Holding NV

Interim report

as at and for the three-month and the six-month periods

ended

30 June 2015

Schiphol-Rijk, 5 August 2015

Financial Highlights

•	Revenue increased by 14% to €95.4 million (2Q 2014: €83.6 million).

•	Adjusted EBITDA[1] increased by 17% to €42.0 million (2Q 2014: €35.9 million).

•	Adjusted EBITDA margin increased to 44.0% (2Q 2014: 42.9%).

•	Net profit increased to €21.6 million (2Q 2014: €8.3 million).

•	Adjusted net profit[1] increased to €8.3 million (2Q 2014: €7.6 million).

•	Earnings per diluted share were €0.31 (2Q 2014: €0.12).

•	Adjusted earnings per diluted share[1] were €0.12 (2Q 2014: €0.11).

•	Capital Expenditures, including intangible assets[2], were €47.8 million (2Q 2014: €54.4 million).

Operating Highlights

•	Equipped Space increased by 3,500 square metres to 98,300 square metres.

•	Revenue Generating Space increased by 3,100 square metres to 77,100 square metres.

•	Utilisation Rate at the end of the quarter was 78%.

•	Opened new data centre in Stockholm; completed expansion projects in Amsterdam, Dusseldorf and Vienna during the quarter. Completed Marseille expansion early in the third quarter.

•	Announced today the build of a new data centre in Dusseldorf (DUS2).

Quarterly Review

Revenue in the second quarter of 2015 was €95.4 million, a 14% increase over the second quarter of 2014 and a 3% increase over the first quarter of 2015. Recurring revenue was €90.3 million, a 15% increase over the second quarter of 2014 and a 4% increase over the first quarter of 2015. Recurring revenue in the quarter was 95% of total revenue.

[1]	Adjusted EBITDA, Adjusted net profit, and Adjusted earnings per diluted share are non-IFRS figures intended to adjust for unusual items. Full definitions can be found in the “Use of non-IFRS information” section later in this press release. Reconciliations of Adjusted EBITDA and Adjusted net profit to Net profit can be found in the financial tables later in this press release.
[2]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

2	Interim Report: Three and Six-month periods ended 30 June 2015
This Interim Report is unaudited

Cost of sales in the second quarter of 2015 was €37.7 million, an 11% increase over the second quarter of 2014 and a 4% increase over the first quarter of 2015.

Gross profit was €57.8 million in the second quarter of 2015, a 16% increase over the second quarter of 2014 and a 3% increase over the first quarter of 2015. Gross profit margin was 60.5% in the second quarter of 2015, compared to 59.4% in the second quarter of 2014 and 60.8% in the first quarter of 2015.

Sales and marketing costs in the second quarter of 2015 were €7.2 million, a 16% increase over the second quarter of 2014 and an 8% increase over the first quarter of 2015.

Other general and administrative costs were €8.5 million in the second quarter of 2015, a 13% increase over the second quarter of 2014 and a 4% decrease from the first quarter of 2015. Other general and administrative costs exclude depreciation, amortisation, impairments, share based payments, M&A transaction related costs and increase/decrease in provision for onerous lease contracts.

Adjusted EBITDA for the second quarter of 2015 was €42.0 million, a 17% increase over the second quarter of 2014 and a 4% increase over the first quarter of 2015. Adjusted EBITDA margin was 44.0% in the second quarter of 2015 compared to 42.9% in the second quarter of 2014 and 43.9% in the first quarter of 2015.

Depreciation, amortisation, and impairments in the second quarter of 2015 was €19.6 million, an increase of 32% over the second quarter of 2014 and a 7% increase over the first quarter of 2015.

Operating profit in the second quarter of 2015 was €37.7 million, compared to €19.7 million in the second quarter of 2014 and €13.4 million in the first quarter of 2015. Interxion received a £15 million (€20.9 million) payment in the second quarter of 2015 relating to the termination of Interxion’s implementation agreement with TelecityGroup. M&A transaction costs in the second quarter of 2015 relating to this transaction were €3.9 million. Excluding transaction related items, operating profit was €20.7 million in the second quarter of 2015, an increase of 5% over the second quarter of 2014 and an increase of 2% over the first quarter of 2015.

Net finance costs for the second quarter of 2015 were €7.9 million, a 6% increase over the second quarter of 2014, and a 21% increase over the first quarter of 2015.

Income tax expense for the second quarter of 2015 was €8.2 million, compared to €3.9 million in the second quarter of 2014, and €2.4 million in the first quarter of 2015.

Interim Report: Three and Six-month periods ended 30 June 2015	3
This Interim Report is unaudited

Net profit was €21.6 million in the second quarter of 2015, compared to €8.3 million in the second quarter of 2014, and €4.4 million in the first quarter of 2015.

Adjusted net profit was €8.3 million in the second quarter of 2015, a 9% increase over the second quarter of 2014, and a 6% decrease from the first quarter of 2015.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €54.1 million in the second quarter of 2015, compared to €26.9 million in the second quarter of 2014, and €34.2 million in the first quarter of 2015. The cash generated from operations in the second quarter of 2015 included the receipt of the £15 million (€20.9 million) payment related to the termination of the implementation agreement.

Capital expenditures, including intangible assets, were €47.8 million in the second quarter of 2015, compared to €54.4 million in the second quarter of 2014 and €67.6 million in the first quarter of 2015.

Cash and cash equivalents were €57.1 million at 30 June 2015, compared to €99.9 million at year end 2014. Total borrowings, net of deferred revolving facility financing fees, were €541.2 million at 30 June 2015 compared to €560.6 million at year end 2014. As of 30 June 2015, the company’s revolving credit facility was undrawn.

Equipped space at the end of the second quarter of 2015 was 98,300 square metres compared to 86,000 square metres at the end of the second quarter of 2014 and 94,800 square metres at the end of the first quarter of 2015. Utilisation rate, the ratio of revenue-generating space to equipped space, was 78% at the end of the second quarter of 2015, compared with 75% at the end of the second quarter of 2014 and 78% at the end of the first quarter of 2015.

4	Interim Report: Three and Six-month periods ended 30 June 2015
This Interim Report is unaudited

Further Information for Noteholders

This Interim Report was prepared in accordance with the indenture (the “Indenture”) dated as of 3 July 2013 among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as Trustee, principal paying agent and transfer agent; The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as Security Trustee.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, M&A transaction related costs and break fee income, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in the €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated interim income statement included elsewhere in this interim report.

Adjusted net profit is defined as Net profit excluding the impact of refinancing charges, M&A transaction related costs and break fee income, adjustments to onerous lease, interest capitalised, and the related corporate income tax effect

Other companies may, however, present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit differently than we do. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Interim Report: Three and Six-month periods ended 30 June 2015	5
This Interim Report is unaudited

Adjusted diluted earnings per share amounts are determined on Adjusted net profit. A reconciliation from reported Net profit to Adjusted net profit is provided below.

	Three Months Ended		Six Months Ended
	30 Jun	30 Jun	30 Jun	30 Jun
	2015	2014	2015	2014
	(€ in millions - except per share data)
Net profit - as reported	21.6	8.3	26.0	18.7
Add back
+ Refinancing charges	—	0.6	—	0.6
+ M&A transaction costs	3.9	—	10.8	—

	3.9	0.6	10.8	0.6
Reverse
- M&A transaction break fee income	(20.9)	—	(20.9)	—
- Adjustments to onerous lease	—	(0.8)	(0.1)	(0.8)
- Interest capitalised	(0.7)	(0.8)	(1.6)	(1.6)

	(21.6)	(1.6)	(22.6)	(2.4)
Tax effect of above add backs & reversals	4.4	0.3	3.0	0.5

Adjusted net profit	8.3	7.6	17.2	17.4

Reported basic EPS: (€)	0.31	0.12	0.37	0.27
Reported diluted EPS: (€)	0.31	0.12	0.37	0.27
Adjusted basic EPS: (€)	0.12	0.11	0.25	0.25
Adjusted diluted EPS: (€)	0.12	0.11	0.24	0.25

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 40 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 500 connectivity providers, 20 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

6	Interim Report: Three and Six-month periods ended 30 June 2015
This Interim Report is unaudited

Consolidated Interim Income Statement

		For the three months ended		For the six months ended
		30 Jun 2015	30 Jun 2014	30 Jun 2015	30 Jun 2014
	Note	€’000	€’000	€’000	€’000
Revenue	5	95,449	83,646	187,931	164,256
Cost of sales	5	(37,663)	(33,998)	(73,945)	(66,576)

Gross profit		57,786	49,648	113,986	97,680
Other income	5	20,997	50	21,060	110
Sales and marketing costs	5	(7,210)	(6,215)	(13,889)	(12,095)
General and administrative costs	5	(33,824)	(23,757)	(69,983)	(45,988)

Operating profit		37,749	19,726	51,174	39,707
Finance income	6	147	252	1,357	319
Finance expense	6	(8,093)	(7,740)	(15,888)	(13,208)

Profit before taxation		29,803	12,238	36,643	26,818
Income tax expense	7	(8,216)	(3,916)	(10,631)	(8,137)

Profit for the period attributable to shareholders		21,587	8,322	26,012	18,681

Earnings per share
Basic earnings per share: (€)		0.31	0.12	0.37	0.27
Diluted earnings per share: (€)		0.31	0.12	0.37	0.27

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Six-month periods ended 30 June 2015	7
This Interim Report is unaudited

Consolidated Interim Statement of Comprehensive Income

	For the three months ended		For the six months ended
	30 Jun 2015	30 Jun 2014	30 Jun 2015	30 Jun 2014
	€’000	€’000	€’000	€’000
Profit for the period attributable to shareholders	21,587	8,322	26,012	18,681
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:
Foreign currency translation differences	2,309	1,507	16,252	1,888
Effective portion of changes in fair value of cash flow hedge	146	(135)	110	(276)
Tax on items that are, or may be, reclassified subsequently to profit or loss	(292)	(153)	(1,470)	(125)

Other comprehensive income/(loss) for the period, net of tax	2,163	1,219	14,892	1,487

Total comprehensive income attributable to shareholders	23,750	9,541	40,904	20,168

The accompanying notes form an integral part of these consolidated interim financial statements.

8	Interim Report: Three and Six-month periods ended 30 June 2015
This Interim Report is unaudited

Consolidated Interim Statement of Financial Position

As at		30 Jun 2015	31 Dec 2014
	Note	€’000	€’000
Non-current assets
Property, plant and equipment	8	965,674	895,184
Intangible assets		21,390	18,996
Deferred tax assets		25,670	30,064
Financial assets		774	774
Other non-current assets		10,074	5,750

		1,023,582	950,768
Current assets
Trade and other current assets		131,288	120,762
Short term investments		—	1,650
Cash and cash equivalents		57,098	99,923

		188,386	222,335

Total assets		1,211,968	1,173,103

Shareholders’ equity
Share capital		6,957	6,932
Share premium		500,984	495,109
Foreign currency translation reserve		25,259	10,440
Hedging reserve, net of tax		(174)	(247)
Accumulated deficit		(50,077)	(76,089)

		482,949	436,145
Non-current liabilities
Trade payables and other liabilities		13,365	12,211
Deferred tax liabilities		9,742	7,029
Provision for onerous lease contracts		251	1,491
Borrowings	10	539,707	540,530

		563,065	561,261
Current liabilites
Trade payables and other liabilities		155,409	146,502
Income tax liabilities		5,219	4,690
Provision for onerous lease contracts		2,980	3,443
Borrowings	10	2,346	21,062

		165,954	175,697

Total liabilities		729,019	736,958

Total liabilities and shareholders’ equity		1,211,968	1,173,103

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Six-month periods ended 30 June 2015	9
This Interim Report is unaudited

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumu- lated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000	€’000
Balance at 1 January 2015	6,932	495,109	10,440	(247)	(76,089)	436,145
Profit for the period	—	—	—	—	26,012	26,012
Other comprehensive income, net of tax	—	—	14,819	73	—	14,892

Total comprehensive income	—	—	14,819	73	26,012	40,904
Exercise of options	25	2,383	—	—	—	2,408
Share-based payments	—	3,492	—	—	—	3,492

Total contribution by, and distributions to, owners of the Company	25	5,875	—	—	—	5,900

Balance at 30 June 2015	6,957	500,984	25,259	(174)	(50,077)	482,949

Balance at 1 January 2014	6,887	485,347	6,757	60	(111,149)	387,902
Profit for the period	—	—	—	—	18,681	18,681
Other comprehensive income/(loss), net of tax	—	—	1,672	(185)	—	1,487

Total comprehensive income	—	—	1,672	(185)	18,681	20,168
Exercise of options	16	1,386	—	—	—	1,402
Share-based payments	—	2,505	—	—	—	2,505

Total contribution by, and distributions to, owners of the Company	16	3,891	—	—	—	3,907

Balance at 30 June 2014	6,903	489,238	8,429	(125)	(92,468)	411,977

The accompanying notes form an integral part of these consolidated interim financial statements.

10	Interim Report: Three and Six-month periods ended 30 June 2015
This Interim Report is unaudited

Consolidated Interim Statement of Cash Flows

	For the three months ended		For the six months ended
	30 Jun 2015	30 Jun 2014	30 Jun 2015	30 Jun 2014
	€’000	€’000	€’000	€’000
Profit for the period	21,587	8,322	26,012	18,681
Depreciation, amortisation and impairments	19,577	14,864	37,792	28,845
Provision for onerous lease contracts	(849)	(1,635)	(1,774)	(2,454)
Share-based payments	1,789	2,131	4,030	2,774
Net finance expense	7,946	7,488	14,531	12,889
Income tax expense	8,216	3,916	10,631	8,137

	58,266	35,086	91,222	68,872

Movements in trade and other current assets	(7,734)	(10,429)	(9,365)	(11,229)
Movements in trade and other liabilities	3,609	2,289	6,483	3,595

Cash generated from operations	54,141	26,946	88,340	61,238

Interest and fees paid	(1,448)	(1,235)	(15,022)	(12,061)
Interest received	31	57	80	124
Income tax paid	(2,740)	(1,843)	(5,060)	(2,201)

Net cash flows from operating activities	49,984	23,925	68,338	47,100

Cash flows from investing activities
Purchase of property, plant and equipment	(46,911)	(53,634)	(112,229)	(110,025)
Purchase of intangible assets	(924)	(776)	(3,176)	(1,390)
Redemption of short-term investments	1,650	—	1,650	—

Net cash flows from investing activities	(46,185)	(54,410)	(113,755)	(111,415)

Cash flows from financing activities
Proceeds from exercised options	230	1,146	2,408	1,402
Proceeds from mortgages	—	9,185	—	9,185
Repayment of mortgages	(720)	(567)	(1,040)	(734)
Proceeds Revolving Facility	—	—	—	30,000
Repayments Revolving Facility	—	(30,000)	—	(30,000)
Proceeds 6.00% Senior Secured Notes due 2020	—	158,382	—	158,382
Interest received at issuance Additional Notes	—	2,600	—	2,600
Transaction costs Senior Secured Facility	—	(371)	—	(371)
Repayment of other borrowings	—	(12)	—	(23)

Net cash flows from financing activities	(490)	140,363	1,368	170,441
Effect of exchange rate changes on cash	(193)	63	1,224	64

Net movement in cash and cash equivalents	3,116	109,941	(42,825)	106,190
Cash and cash equivalents, beginning of period	53,982	41,939	99,923	45,690

Cash and cash equivalents, end of period	57,098	151,880	57,098	151,880

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Six-month periods ended 30 June 2015	11
This Interim Report is unaudited

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Consolidated Interim Financial Statements of the Company as at and for the three and six month periods ended 30 June 2015 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2014; these are contained in the 2014 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 28 April 2015, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing these Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2014 in the 2014 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

The accounting policies applied by the Group in these Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2014 in the 2014 Annual Report (Form 20-F), and amended to include new Standards and Interpretations effective as of 1 January 2015. These new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group compared with the accounting principles in the 2014 financial statements,

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2014 Annual Report (Form 20-F).

12	Interim Report: Three and Six-month periods ended 30 June 2015
This Interim Report is unaudited

5	Information by segment

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

The performance of the operating segments is primarily based on the measures of revenue (including recurring and non-recurring revenue components), EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

Interim Report: Three and Six-month periods ended 30 June 2015	13
This Interim Report is unaudited

For the three months ended 30 June 2015	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	57,321	32,976	90,297	—	90,297
Non-recurring revenue	2,995	2,157	5,152	—	5,152

Revenue	60,316	35,133	95,449	—	95,449
Cost of sales	(22,551)	(12,804)	(35,355)	(2,308)	(37,663)

Gross profit/(loss)	37,765	22,329	60,094	(2,308)	57,786
Other income	74	—	74	20,923	20,997
Sales and marketing costs	(1,918)	(1,368)	(3,286)	(3,924)	(7,210)
General and administrative costs	(15,602)	(7,755)	(23,357)	(10,467)	(33,824)

Operating profit	20,319	13,206	33,525	4,224	37,749
Net finance expense					(7,946)

Profit before tax					29,803

Total assets	836,429	314,422	1,150,851	61,117	1,211,968
Total liabilities	177,916	57,932	235,848	493,171	729,019
Capital expenditure, including intangible assets*	(36,545)	(10,289)	(46,834)	(1,001)	(47,835)
Depreciation, amortisation, impairments	(12,544)	(5,927)	(18,471)	(1,106)	(19,577)
Adjusted EBITDA	33,248	19,342	52,590	(10,561)	42,029

For the three months ended 30 June 2014	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	49,339	29,393	78,732	—	78,732
Non-recurring revenue	2,871	2,043	4,914	—	4,914

Revenue	52,210	31,436	83,646	—	83,646
Cost of sales	(20,254)	(11,867)	(32,121)	(1,877)	(33,998)

Gross profit/(loss)	31,956	19,569	51,525	(1,877)	49,648
Other income	50	—	50	—	50
Sales and marketing costs	(1,897)	(1,387)	(3,284)	(2,931)	(6,215)
General and administrative costs	(11,361)	(6,349)	(17,710)	(6,047)	(23,757)

Operating profit/(loss)	18,748	11,833	30,581	(10,855)	19,726
Net finance expense					(7,488)

Profit before tax					12,238

Total assets	701,196	248,112	949,308	156,207	1,105,515
Total liabilities	144,040	50,891	194,931	498,607	693,538
Capital expenditure, including intangible assets*	(35,581)	(17,269)	(52,850)	(1,560)	(54,410)
Depreciation, amortisation, impairments	(9,521)	(4,496)	(14,017)	(847)	(14,864)
Adjusted EBITDA	27,888	16,633	44,521	(8,655)	35,866

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

14	Interim Report: Three and Six-month periods ended 30 June 2015
This Interim Report is unaudited

For the six months ended 30 June 2015	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	112,304	65,044	177,348	—	177,348
Non-recurring revenue	6,622	3,961	10,583	—	10,583

Revenue	118,926	69,005	187,931	—	187,931
Cost of sales	(44,845)	(24,793)	(69,638)	(4,307)	(73,945)

Gross profit/(loss)	74,081	44,212	118,293	(4,307)	113,986
Other income	137	—	137	20,923	21,060
Sales and marketing costs	(3,724)	(2,725)	(6,449)	(7,440)	(13,889)
General and administrative costs	(30,692)	(14,934)	(45,626)	(24,357)	(69,983)

Operating profit/(loss)	39,802	26,553	66,355	(15,181)	51,174
Net finance expense					(14,531)

Profit before tax					36,643

Total assets	836,429	314,422	1,150,851	61,117	1,211,968
Total liabilities	177,916	57,932	235,848	493,171	729,019
Capital expenditure, including intangible assets*	(70,311)	(43,414)	(113,725)	(1,680)	(115,405)
Depreciation, amortisation, impairments	(24,261)	(11,362)	(35,623)	(2,169)	(37,792)
Adjusted EBITDA	64,618	38,320	102,938	(20,304)	82,634

For the six months ended 30 June 2014	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	96,979	57,624	154,603	—	154,603
Non-recurring revenue	6,003	3,650	9,653	—	9,653

Revenue	102,982	61,274	164,256	—	164,256
Cost of sales	(39,671)	(23,144)	(62,815)	(3,761)	(66,576)

Gross profit/(loss)	63,311	38,130	101,441	(3,761)	97,680
Other income	110	—	110	—	110
Sales and marketing costs	(3,597)	(2,655)	(6,252)	(5,843)	(12,095)
General and administrative costs	(22,792)	(12,174)	(34,966)	(11,022)	(45,988)

Operating profit/(loss)	37,032	23,301	60,333	(20,626)	39,707
Net finance expense					(12,889)

Profit before tax					26,818

Total assets	701,196	248,112	949,308	156,207	1,105,515
Total liabilities	144,040	50,891	194,931	498,607	693,538
Capital expenditure, including intangible assets*	(79,173)	(29,952)	(109,125)	(2,290)	(111,415)
Depreciation, amortisation, impairments	(18,440)	(8,776)	(27,216)	(1,629)	(28,845)
Adjusted EBITDA	55,182	32,431	87,613	(17,202)	70,411

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

Interim Report: Three and Six-month periods ended 30 June 2015	15
This Interim Report is unaudited

Reconciliation to adjusted EBITDA

	For the three months ended		For the six months ended
	30 Jun 2015	30 Jun 2014	30 Jun 2015	30 Jun 2014
	€’000	€’000	€’000	€’000
Consolidated
Profit for the period attributable to shareholders	21,587	8,322	26,012	18,681
Income tax expense	8,216	3,916	10,631	8,137

Profit before taxation	29,803	12,238	36,643	26,818
Finance income	(147)	(252)	(1,357)	(319)
Finance expense	8,093	7,740	15,888	13,208

Operating profit	37,749	19,726	51,174	39,707
Depreciation, amortisation and impairments	19,577	14,864	37,792	28,845

EBITDA(1)	57,326	34,590	88,966	68,552
Share-based payments	1,789	2,131	4,030	2,774
M&A transaction costs	3,911	—	10,798	—
Increase/(decrease) in provision for onerous lease contracts	—	(805)	(100)	(805)
M&A transaction break fee income	(20,923)	—	(20,923)	—
Income from sub-leases of unused data centre sites	(74)	(50)	(137)	(110)

Adjusted EBITDA(1)	42,029	35,866	82,634	70,411

	For the three months ended		For the six months ended
	30 Jun 2015	30 Jun 2014	30 Jun 2015	30 Jun 2014
	€’000	€’000	€’000	€’000
FR, DE, NL and UK
Operating profit	20,319	18,748	39,802	37,032
Depreciation, amortisation and impairments	12,544	9,521	24,261	18,440

EBITDA(1)	32,863	28,269	64,063	55,472
Share-based payments	459	474	792	625
Increase/(decrease) in provision for onerous lease contracts	—	(805)	(100)	(805)
Income from sub-leases of unused data centre sites	(74)	(50)	(137)	(110)

Adjusted EBITDA(1)	33,248	27,888	64,618	55,182

16	Interim Report: Three and Six-month periods ended 30 June 2015
This Interim Report is unaudited

	For the three months ended		For the six months ended
	30 Jun 2015	30 Jun 2014	30 Jun 2015	30 Jun 2014
	€’000	€’000	€’000	€’000
Rest of Europe
Operating profit	13,206	11,833	26,553	23,301
Depreciation, amortisation and impairments	5,927	4,496	11,362	8,776

EBITDA(1)	19,133	16,329	37,915	32,077
Share-based payments	209	304	405	354

Adjusted EBITDA(1)	19,342	16,633	38,320	32,431

	For the three months ended		For the six months ended
	30 Jun 2015	30 Jun 2014	30 Jun 2015	30 Jun 2014
	€’000	€’000	€’000	€’000
Corporate and other
Operating profit/(loss)	4,224	(10,855)	(15,181)	(20,626)
Depreciation, amortisation and impairments	1,106	847	2,169	1,629

EBITDA(1)	5,330	(10,008)	(13,012)	(18,997)
Share-based payments	1,121	1,353	2,833	1,795
M&A transaction break fee income(2)	(20,923)	—	(20,923)	—
M&A transaction costs(3)	3,911	—	10,798	—

Adjusted EBITDA(1)	(10,561)	(8,655)	(20,304)	(17,202)

(1)	EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, M&A transaction related costs and break fee income, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. Other companies may, however, present EBITDA and Adjusted EBITDA differently.

EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity, or an alternative to net income as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

(2)	On 9 March 2015 the Company signed the definitive agreement on an all-share merger with TelecityGroup plc (“Implementation Agreement”) on the terms as announced on 11 February 2015. Following termination on 29 May 2015 of the Implementation Agreement, the Company received a cash break-up fee of £15 million from TelecityGroup which is reported as “Other income”.
(3)	M&A transaction costs represent expenses associated with the Implementation Agreement and its subsequent partial termination on 29 May 2015.

Interim Report: Three and Six-month periods ended 30 June 2015	17
This Interim Report is unaudited

6	Finance income and expense

	For the three months ended		For the six months ended
	30 Jun 2015	30 Jun 2014	30 Jun 2015	30 Jun 2014
	€’000	€’000	€’000	€’000
Bank and other interest	18	81	47	148
Foreign currency exchange profits	129	171	1,310	171

Finance income	147	252	1,357	319

Interest expense on Senior Secured Notes, bank and other loans	(6,754)	(6,138)	(13,334)	(10,671)
Interest expense on finance leases	(785)	(457)	(1,505)	(914)
Interest expense on provision for onerous lease contracts	(32)	(62)	(72)	(130)
Other financial expenses	(522)	(1,083)	(977)	(1,477)
Foreign currency exchange losses	—	—	—	(16)

Finance expense	(8,093)	(7,740)	(15,888)	(13,208)

Net finance expense	(7,946)	(7,488)	(14,531)	(12,889)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

7	Income tax expense

The Group’s consolidated effective tax rate of 28% and 29%, in respect of continuing operations for the three and six months ended 30 June 2015, respectively, was positively affected by the pre-tax net positive income on the terminated M&A transaction of €17.0 million and €10.1 million (taxable in The Netherlands at a below-average tax rate of 25%), respectively (the effective tax rate for the three and six months ended 30 June 2014: 32% and 30%, respectively). Excluding the pre-tax net positive income on the terminated M&A transaction, the effective tax rate for the three and six months ended 30 June 2015 was 31%.

8	Property, plant and equipment

Acquisitions

During the three and six months ended 30 June 2015, the Group acquired tangible fixed assets (primarily data-centre-related assets) at a cost of €37,600,000 and €89,200,000, respectively (three and six months ended 30 June 2014: €56,100,000 and €116,100,000, respectively).

Capitalized interest relating to borrowing costs for the three and six months ended 30 June 2015 amounted to €678,000 and €1,598,000, respectively (three and six months ended 30 June 2014: €818,000 and €1,635,000, respectively). The cash effect of the interest capitalised for the three and six month period ended 30 June 2015 amounted to nil and €1,969,000, respectively, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three and six months ended 30 June 2014: nil and €750,000, respectively).

18	Interim Report: Three and Six-month periods ended 30 June 2015
This Interim Report is unaudited

Capital commitments

At 30 June 2015, the Group had outstanding capital commitments of €53.7 million. These commitments are expected to be substantially settled during the remainder of 2015.

9	Financial Instruments

Fair values versus carrying amounts

As of 30 June 2015, the market price of the 6.00% Senior Secured Notes due 2020 was 106.427 (30 June 2014: 106.750). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €506 million (30 June 2014: €507 million), compared with their nominal value of €475 million (30 June 2014: €475 million).

At 30 June 2015, the Group had a financial asset carried at fair value, its investment in iStreamPlanet Inc. Furthermore, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As of 30 June 2015, the fair value of all mortgages were equal to their carrying amount of €30.5 million. As of 30 June 2015, the fair value of the financial lease liabilities were €41.3 million compared with the carrying amount of €34.4 million.

The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Interim Report: Three and Six-month periods ended 30 June 2015	19
This Interim Report is unaudited

The values of the instruments are:

	Carrying value	Level 1	Fair value Level 2	Level 3
30 June 2015
Senior secured notes 6.00% due 2020	(475,573)	(506,000)	—	—
Finance leases	(34,388)	—	(41,271)	—
Mortgages	(30,487)	—	(30,487)	—
Interest rate swap	(260)	—	(260)	—
Financial asset	774	—	—	774
31 December 2014
Senior secured notes 6.00% due 2020	(475,643)	(499,000)	—	—
Finance leases	(52,857)	—	(60,200)	—
Mortgages	(31,487)	—	(31,487)	—
Interest rate swap	(368)	—	(368)	—
Financial asset	774	—	—	774

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

10	Borrowings

As at 30 June 2015, our €100.0 million revolving facility was undrawn.

11	Related party transactions

Share distribution by Baker Capital

On 2 June 2015, Lamont Finance N.V. and Baker Communications Fund II, L.P. requested that Interxion instruct its Transfer Agent, American Stock Transfer & Trust Company, to remove the restrictive legend on all of the 18,657,592 Interxion shares held by Lamont Finance N.V. and Baker Communications Fund II, L.P.

Baker Capital (“Baker”) made a pro rata distribution-in-kind of these shares immediately to the partners of Baker Communications Fund II (Cayman) L.P. and Baker Communications Fund II L.P., which funds had made their initial acquisition of Interxion shares in 2000. Under the terms of the undertaking executed by Baker in support of the proposed transaction between Interxion and Telecity Group plc, it was contemplated that Baker would make a full distribution of its shares to its partners upon the closing of the transaction. The distribution was made following the termination of the proposed transaction with Telecity Group plc and the related undertaking executed by Baker. Following the distribution, Baker owns shares constituting less than 1% of the outstanding ordinary shares of Interxion.

20	Interim Report: Three and Six-month periods ended 30 June 2015
This Interim Report is unaudited

This distribution did not have any effect upon the total number of shares outstanding.

As a result of the 18.6 million share distribution by funds affiliated with Baker, Mr. John Baker (on June 5th) and Mr. Rob Manning (on June 7th), as representatives of Baker on the Board of Directors (the “Board”), tendered their resignations as members of the Board, effective immediately. Mr. Jean F.H.P. Mandeville has been appointed as the new Chairman of the Board replacing Mr. Baker, effective 8 June 2015. Mr. Mandeville has been a member of the Board since January 2011. Interxion will seek to fill the vacant board positions in a timely fashion.

On 8 June 2015, the Board of Directors of the Company adopted amendments to the Company’s Bylaws to eliminate references to the Shareholders’ Agreement and related provisions.

Compensation of Non-executive Directors (FY 2015)

On 30 June 2015, the Annual General Meeting of Shareholders approved to award restricted shares equivalent to a value of €40,000 under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan to each of our Non-executive Directors for their services to be provided for the period between the 2015 Annual General Meeting and the 2016 Annual General Meeting.

All of these restricted shares will vest on the day of the next Annual General Meeting subject to the Non-executive Director having served for the entire period and will be locked up for a period that will end three years from the date of award or on the date the Non-executive Director ceases to be a director of the Company, whichever is sooner. Upon change of control, these restricted shares will vest immediately and any lock up provisions will expire.

Performance share award to the Executive Director (FY 2014)

Under the Company’s Long Term Incentive plan and actual achievements in 2014, the Executive Director is entitled to an initial award of 94,485 performance shares.

On 30 June 2015, the Annual General Meeting of Shareholders approved to award to the Executive Director 47,243 performance shares of which, 23,621 performance shares vested upon award but are locked up until 31 December 2015 and 23,622 performance shares which will vest on 1 January 2016.

The remaining 50% of the initial award is subject to the Company’s relative share performance over the period 1 January 2014 to 31 December 2015 and is subject to approval by the shareholders at the 2016 Annual General Meeting. Upon a change of control, the performance shares will vest immediately and any lock up provisions will expire.

Conditional performance share award to members of key management (FY 2015)

In the first six months of 2015, for the contribution to the Company in the fiscal year 2015, the Board of Directors approved a conditional award of 134,098 performance shares to certain members of key management, including the Executive Director, under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan. The Company started recognizing the related share-based payment charges in the second quarter of 2015. The conditional award of 68,639 performance shares to the Executive Director is subject to the approval of the Annual General Meeting of Shareholders, which is anticipated to be held in June 2016. Upon change of control, the performance shares will vest immediately and any lock up provisions will expire.

Interim Report: Three and Six-month periods ended 30 June 2015	21
This Interim Report is unaudited

12	Implementation Agreement with TelecityGroup

On 9 March 2015, the Company and Telecity Group plc. announced that they had entered into a definitive agreement on an all share merger (“Implementation Agreement”) on the terms as announced on 11 February 2015. The Implementation Agreement was subsequently terminated on 29 May 2015 and the related restrictions under the agreement, such as limitations on capital expenditures are no longer in effect. Expenses associated with the Implementation Agreement include costs associated with the preparation of documents for filing as part of the U.S. registration and listing process, consultations on the proposed transaction with relevant works councils, trade unions and other employee organisations and certain termination fees with the Company’s advisers.

Under the terms of the Implementation Agreement, the Company was entitled to a ‘break fee’ of £15 million in the event the Agreement was terminated. The Company received the break fee from Telecity Group in June 2015.

22	Interim Report: Three and Six-month periods ended 30 June 2015
This Interim Report is unaudited